                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         Information To be Included In Statements filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                              (Amendment No. 2)(1)

                             COLLEGIATE PACIFIC INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                         Common Stock Purchase Warrants
                         (Title of Class of Securities)

                                   194589-10-7
                                 (CUSIP NUMBER)

                              Michael J. Blumenfeld
                          13950 Senlac Drive, Suite 100
                               Dallas, Texas 75235
                                 (972) 243-8100
              ----------------------------------------------------
              (Name, Address and Telephone of Person Authorized to
                      Receive Notices and Communications)

                                   May 4, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

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Cusip No. 194589-10-7                                          Page 2 of 5 Pages
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1.   Name of Reporting Person:

     Michael J. Blumenfeld
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2.   Check the appropriate box if a member of a group                    (a) [ ]
                                                                         (b) [ ]
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3.   SEC Use Only.

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4.   Source of Funds                                         PF;SC

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5.   Check box if disclosure of legal proceedings is required pursuant to
     Items 2(d) or 2(e)                                                      [ ]

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6.   Citizenship or Place of Organization                 United States

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Number of            7.   Sole Voting Power                4,291,914
Shares               -----------------------------------------------------------
Beneficially         8.   Shared Voting Power                 -0-
Owned by             -----------------------------------------------------------
Each                 9.   Sole Dispositive Power           4,291,914
Reporting            -----------------------------------------------------------
Person               10.  Shared Dispositive Power            -0-
With
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11.  Aggregate amount beneficially owned by each
     reporting person                                     4,291,914

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12.  Check box if the aggregate amount in row (11) excludes certain         [ ]
     shares

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13.  Percent of class represented by amount in row (11)      67.0%

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14.  Type of Reporting Person                                 IN

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Cusip No. 194589-10-7                                         Page 3 of 5 Pages

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 2 (the "Second Amendment") to the Statement on
Schedule 13D (the "Schedule 13D") originally filed on February 18, 1998, and amended on January 30, 2001 (the "First Amendment") by Michael J. Blumenfeld (the "Reporting Person"), relates to shares of the common stock of Collegiate Pacific Inc., a Delaware corporation ("Collegiate Pacific"), $0.01 par value (the "Common Stock") and common stock purchase warrants. All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 13D and the First Amendment. The principal executive offices of Collegiate Pacific are located at 13950 Senlac Drive, Suite 100, Dallas, Texas 75234.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         Open Market Purchases and Gifts

         Since the filing of the First Amendment, Mr. Blumenfeld has used personal funds to acquire approximately 18,900 shares of Common Stock and has gifted approximately 22,800 shares of Common Stock and 20,000 Warrants, and sold approximately 22,000 Warrants.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         (a) As of June 10, 2002, Mr. Blumenfeld may be deemed to beneficially own an aggregate of 4,291,914 shares of Common Stock, or approximately 67.0% of the outstanding shares of Common Stock (based upon Collegiate Pacific's Quarterly Report on Form 10-QSB filed on May 10, 2002), and has sole voting and dispositive power with respect to all those shares. Of the shares beneficially owned by Mr. Blumenfeld, 105,000 of such shares represent options to acquire shares of Common Stock and 2,002,607 of such shares represent Common Stock purchase warrants (the "Warrants") to acquire shares of Common Stock, none of which have been exercised by Mr. Blumenfeld as of the date of this report. The 2,002,607 Warrants held by Mr. Blumenfeld represent approximately 47.2% of the 4,244,607 outstanding Warrants.

         (b) Items 7-11 and 13 of the cover page of this Second Amendment, which relate to the beneficial ownership of shares of Common Stock and common stock purchase warrants by Mr. Blumenfeld, are incorporated by reference in response to this item.

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Cusip No. 194589-10-7                                         Page 4 of 5 Pages

         (c) The following sets forth certain information concerning transactions involving the Warrants effected by Mr. Blumenfeld during the past 60 days. No transactions involving the Common Stock were effected by Mr. Blumenfeld during the past 60 days. Each of the sale transactions listed below was affected through a broker at then current market prices:

  DATE OF                 NUMBER OF                                           PRICE
TRANSACTION               WARRANTS                TRANSACTION                 PAID
-----------              -----------              -----------                 -----

  4/4/02                    6000                      Sale                    $2.80
  4/5/02                    2000                      Sale                    $2.80
  4/5/02                    1000                      Sale                    $2.85
  4/5/02                    2000                      Sale                    $2.81
  4/8/02                    1000                      Sale                    $2.79
  4/8/02                    1000                      Sale                    $2.80
  4/9/02                    3000                      Sale                    $2.80
  4/9/02                    3000                      Sale                    $2.80
 4/10/02                    2000                      Sale                    $2.79
 4/11/02                    1000                      Sale                    $2.75

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The Warrant Agreement dated as of May 26, 2000, and the Purchase Agreement dated as of February 29, 2000 (with the form of Convertible Promissory Note attached as an exhibit), were filed with the Securities and Exchange Commission on April 7, 2000, as an exhibit to Collegiate Pacific's Registration Statement on Form SB-2 (Registration No. 333-34294).

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Cusip No. 194589-10-7                                         Page 5 of 5 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2002

                                       /s/ Michael J. Blumenfeld
                                       ----------------------------------------
                                       Michael J. Blumenfeld